NEWS RELEASE

For immediate release
December 11, 2007

CanWest's Australian Operations Report
First Quarter 2008 Results

Ten starts year strong with 14% EBITDA increase in Q1

WINNIPEG:  CanWest Global Communications Corp. announced today that Ten Network Holdings Limited (Ten), which owns and operates the Ten Television Network in Australia and EYE Corp.’s growing multi-national out-of-home advertising business, reported its first quarter results for fiscal 2008. Consolidated revenue increased 11% and consolidated EBITDA by 14%, driven by solid ratings from the television division and increased revenues from the out-of-home advertising operations.  CanWest owns approximately 56% of Ten.

For the quarter, Ten reported consolidated revenue of A$327 million, 11% more than the A$294 million reported the same quarter in the previous fiscal year. Consolidated EBITDA for the year increased by 14% to A$123 million from A$107 million the previous year.

Ten also announced that it had declared a dividend of A$0.10 per share to be paid January 4 2008, an increase over the A$0.09 dividend per share that was declared and paid in the corresponding period last year. CanWest expects to receive a dividend payment of approximately A$52.3 million (approximately C$46.5 million at current foreign currency exchange rates).

Ten’s first quarter television EBITDA jumped 18%. Ten’s television network completed the 2007 ratings year with its highest-ever prime time commercial share in the 18-49 demographic, the seventh straight year of winning the 16-39 year old demographic, improved share of the 25-54 year old group, and the outright win among all age groups in daytime television (9am-5pm, Monday-Friday).

Ten’s Executive Chairman, Nick Falloon said that Ten television’s enhanced programming slate for 2008, building on the success of 2007, will help further strengthen the proposition to its advertising clients. “Ten’s television network begins 2008 with its strongest-ever program line-up, its all time high share of 18-49 year olds and a brand new channel – TEN-HD.”

Among the shows returning to Ten’s television network this coming year are The Biggest Loser, Bondi Rescue, Australian Idol, Big BrotherAre You Smarter than A Fifth Grader? and 9AM With David & Kim. New shows include an Australian version of So You Think You Can Dance and Kenny’s World, which is based upon the hit movie, Kenny.

In addition Falloon noted that Ten's Digital Media division grew strongly and is on target to deliver a modest EBITDA profit in the current financial year.

EYE continues to build on its established platforms in the South Pacific, the UK, and the US where it is now one of the largest mall media operators. Mr. Falloon was pleased with the progress made at EYE’s new operations and sees further growth through F2008.

Ten’s financial results are recorded in accordance with Australian Equivalents to International Financial Reporting Standards and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other operations.

Forward Looking Statements

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, and results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2007 dated November 29, 2007 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on SEDAR at www.sedar.com). We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

About CanWest Global Communications Corp.

CanWest Global Communications Corp. (TSX: CGS and CGS.A, www.canwestglobal.com) is an international media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of English language daily newspapers and owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations in Canada, Australia, New Zealand, Turkey, Indonesia, Singapore, the United Kingdom and the United States.

For further information:
Tammy Bender
Public Relations Manager
CanWest Global Communications Corp.
Tel.:  (416) 442 – 2177